Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF DESIGNATION OF

PREFERENCES, RIGHTS AND LIMITATIONS OF

SERIES C CONVERTIBLE VOTING PREFERRED STOCK

OF

KIROMIC BIOPHARMA, INC.

Kiromic Biopharma, Inc., a corporation organized under and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

FIRST: The name of the Corporation is Kiromic Biopharma, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 27, 2016. A Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 20, 2020.

SECOND: The Corporation’s Certificate of Designation of Preferences, Rights and Limitations of Series C Preferred Stock was filed with the Secretary of State of the State of Delaware on March 30, 2023.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provision of Sections 141 and 242 of the Delaware General Corporation Law adopted resolutions to amend Paragraph 2(a) of the Certificate of Designation of Preferences, Rights and Limitations of Series C Preferred Stock to read in its entirety as follows:

Section 2. Designation, Amount and Par Value; Assignment; Ranking.

(a)The distinctive serial designation of the series of Preferred Stock designated by this Certificate of Designation shall be designated as the Corporation’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”). The number of shares of Series C Preferred Stock so designated shall be 14,000. The Series C Preferred Stock shall have a par value of $0.0001 per share.

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IN WITNESS WHEREOF, Kiromic Biopharma, Inc. has caused this Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock to be executed by its duly authorized officer this 18th day of July 2023.

/s/ Pietro Bersani
By: Pietro Bersani, CEO